UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ARTHUR J. GALLAGHER & CO.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	36-2151613
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

Two Pierce Place, Itasca, Illinois	60143-3141
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:            N/A.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be so Registered
Common share purchase rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:            None.

Arthur J. Gallagher & Co., a Delaware corporation, amends and restates in their entirety Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 2, 1987 (the “Form 8-A”).

Item 1.    Description of Registrant’s Securities to be Registered.

On March 19, 2004, the Board of Directors of Arthur J. Gallagher & Co. (the “Company”) adopted an amendment to the Rights Agreement, dated as of May 12, 1987, as amended (the “Rights Agreement”), between the Company and Computershare Investor Services, LLC, as Rights Agent. The Amendment was entered into in order to (i) set a new purchase price for the Common Shares, (ii) allow holders of Rights to purchase common stock of the Company at a 50% discount in the event that any Person becomes an Acquiring Person, (iii) provide that the Rights become nonredeemable ten days after there is a public announcement that a Person has become an Acquiring Person and (iv) amend the provisions regarding distribution of physical rights certificates.

On March 10, 1987, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company’s common stock, $1.00 par value per share (the “Common Shares”), subject to the approval of the Company’s stockholders, which approval was given at the 1987 Annual Meeting of the Company’s stockholders held on May 12, 1987. The distribution was paid to stockholders of record at the close of business on May 12, 1987. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $55.00 per share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

Initially, the Rights will be attached to all Common Share certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Shares and the Distribution Date will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the “Shares Acquisition Date”) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer which, if consummated, would result in a person or group beneficially owning 20% or more of the outstanding Common Shares.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued on or after May 12, 1987 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 12, 2007, unless earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only Common Shares issued prior to the Distribution Date will be issued with Rights.

In the event that a person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the purchase price of the Right. If an insufficient number of Common Shares is authorized for issuance, then the Company shall take all such action as may be necessary to authorize additional Common Shares for issuance upon exercise of the Rights. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below.

In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is acquired in a merger or other business combination transaction in which the Company is the surviving corporation and all or part of the Common Shares is converted into securities of another entity, cash or other property, or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

The purchase price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) if holders of the Common Shares are granted certain rights, options or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

In general, the Company may redeem the Rights in whole, but not in part, at a price of $.0125 per Right (subject to adjustment and payable in cash, Common Shares or other consideration deemed appropriate by the Board of Directors) at any time until ten days following the Shares Acquisition Date. Immediately upon the action of the Board of Directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by stockholders or the Company, stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

A copy of the Rights Agreement is available free of charge from the Company. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.    Exhibits.

Exhibit 4.1	Rights Agreement between Gallagher and Bank of America Illinois (formerly Continental Illinois National Bank and Trust Company of Chicago) (incorporated by reference to Exhibits 1 and 2 to Gallagher’s Form 8-A Registration Statement filed May 12, 1987, File No. 0-13480).

Exhibit 4.2	Assignment and Assumption Agreement of Rights Agreement by and among Bank of America Illinois (formerly Continental Illinois National Bank and Trust Company of Chicago), Harris Trust and Savings Bank and Gallagher (incorporated by reference to Exhibit 3.4 to Gallagher’s Form S-8 Registration Statement No. 33-38031).

Exhibit 4.3	Amendment No. 1, dated as of July 19, 1996, to the Rights Agreement, dated as of May 12, 1987, as amended as of July 31, 1990, between Arthur J. Gallagher & Co., a Delaware corporation, and Harris Trust and Savings Bank, an Illinois banking association organized under the laws of the United States of America (incorporated by reference to Exhibit 3.5 to Gallagher’s Form 10-Q Quarterly Report for the quarterly period ended June 30, 1996, File No. 1-9761).

Exhibit 4.4	Amendment No. 2, dated as of May 1, 2002, to the Rights Agreement, dated as of May 12, 1987, as amended as of July 31, 1990 and July 19, 1996, between Arthur J. Gallagher & Co., a Delaware corporation, Harris Trust and Savings Bank, an Illinois banking association organized under the laws of the United States of America, and Computershare Investor Services, LLC, a Delaware limited liability company.

Exhibit 4.5	Amendment, dated as of March 19, 2004, to the Rights Agreement, dated as of May 12, 1987, as amended as of July 31, 1990, July 19, 1996 and May 1, 2002, between Arthur J. Gallagher & Co., a Delaware corporation, and Computershare Investor Services, LLC, a Delaware limited liability company.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ARTHUR J. GALLAGHER & CO.

Date: April 20, 2004	By:	/s/ JOHN C. ROSENGREN

Name: John C. Rosengren Title: Vice President, General Counsel and Secretary

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit No.	Description

Exhibit 4.1	Rights Agreement between Gallagher and Bank of America Illinois (formerly Continental Illinois National Bank and Trust Company of Chicago) (incorporated by reference to Exhibits 1 and 2 to Gallagher’s Form 8-A Registration Statement filed May 12, 1987, File No. 0-13480).

Exhibit 4.2	Assignment and Assumption Agreement of Rights Agreement by and among Bank of America Illinois (formerly Continental Illinois National Bank and Trust Company of Chicago), Harris Trust and Savings Bank and Gallagher (incorporated by reference to Exhibit 3.4 to Gallagher’s Form S-8 Registration Statement No. 33-38031).

Exhibit 4.3	Amendment No. 1, dated as of Jul y 19, 1996, to the Rights Agreement, dated as of May 12, 1987, as amended as of July 31, 1990, between Arthur J. Gallagher & Co., a Delaware corporation, and Harris Trust and Savings Bank, an Illinois banking association organized under the laws of the United States of America (incorporated by reference to Exhibit 3.5 to Gallagher’s Form 10-Q Quarterly Report for the quarterly period ended June 30, 1996, File No. 1-9761).

Exhibit 4.4	Amendment No. 2, dated as of May 1, 2002, to the Rights Agreement, dated as of May 12, 1987, as amended as of July 31, 1990 and July 19, 1996, between Arthur J. Gallagher & Co., a Delaware corporation, Harris Trust and Savings Bank, an Illinois banking association organized under the laws of the United States of America, and Computershare Investor Services, LLC, a Delaware limited liability company.

Exhibit 4.5	Amendment, dated as of March 19, 2004, to the Rights Agreement, dated as of May 12, 1987, as amended as of July 31, 1990, July 19, 1996 and May 1, 2002, between Arthur J. Gallagher & Co., a Delaware corporation, and Computershare Investor Services, LLC, a Delaware limited liability company.